Exhibit (a)(1)(v)

Offer by

FIRST FINANCIAL BANCORP.

To Purchase For Cash

Up to 3,250,000 of Its Common Shares

At a Purchase Price of Not Greater Than $19.50 Nor Less Than $17.50 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 2, 2005,

UNLESS THE TENDER OFFER IS EXTENDED.

November 3, 2005

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by First Financial Bancorp., an Ohio corporation (the “Company”), to act as the Dealer Manager in connection with the Company’s offer to purchase up to 3,250,000 of its common shares, no par value, including the associated preferred share purchase rights (the “Rights”) issued under the Rights Agreement between the Company and First Financial Bank, National Association (formerly known as First National Bank of Southwestern Ohio), dated as of November 23, 1993, as amended (such shares, together with all other outstanding common shares of the Company and the related Rights, are herein referred to as the “Shares”), at a price not greater than $19.50 nor less than $17.50 per Share, without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated November 3, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the “Offer”).

The Company will determine a single per Share price, not greater than $19.50 nor less than $17.50 per Share, that it will pay for the Shares properly tendered and not properly withdrawn pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the purchase price that will allow it to purchase 3,250,000 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tender described in the Offer to Purchase.

Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders will be returned at the Company’s expense to the shareholders who tendered such Shares promptly after the Expiration Date (as defined in the Offer to Purchase). As described in the Offer to Purchase, the Company expressly reserves the right to purchase, in its sole discretion, up to an additional 2% of its outstanding Shares without extending the tender offer. The Company also expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements. See Section 1 of the Offer to Purchase.

The tender offer is an element of the Company’s overall plan to return approximately $63,375,000 of capital to its shareholders. If the Company is unable to purchase $63,375,000 of shares in the tender offer, it will consider, in its sole discretion, various other options for the cash, including, among other things, additional share repurchases.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase dated November 3, 2005;

2. Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

3. Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed on a timely basis;

4. Letter dated November 3, 2005 from the Company to its shareholders;

5. A form of letter that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6. Return envelope addressed to Computershare Trust Company of New York, the Depositary, for your use only.

CERTAIN CONDITIONS TO THE OFFER ARE DESCRIBED IN SECTION 7 OF THE OFFER TO PURCHASE.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 2, 2005, UNLESS THE OFFER IS EXTENDED.

For Shares to be properly tendered pursuant to the Offer, (1) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (2) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 9 of the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of the Company, the Information Agent or the Depositary for the purpose of the Offer.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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